

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2011

Via E-mail
Robert R. Deller
Chief Executive Officer
Thermal Tennis Inc.
4950 Golden Springs Drive
Reno, NV

> **Re:** **Thermal Tennis Inc.**
> **Form 10-12G**
> **Filed August 12, 2011**
> **File No. 000-54476**

Dear Mr. Deller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please be aware that this Form 10 is a voluntary filing. As a result, the registration statement automatically goes effective 60 days after your date of filing. You may wish to withdraw this filing prior to effectiveness pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.

2. We note your disclosure on page six that "[i]nformation under this Item 2 is not required since the Company is a smaller reporting company." Please revise to remove and to include disclosure pursuant to Item 303 of Regulation S-K.

3. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X.

Business, page 2

4. Please revise to disclose your form and year of organization here pursuant to Item 101(h)(1) of Regulation S-K. In addition, please revise to address competitive business conditions and your competitive position in your industry pursuant to Item 101(h)(4)(iv) of Regulation S-K.

5. Please include in one of your introductory paragraphs your revenues, assets, and losses for the most recent audited period and interim stub. This snapshot will help investors evaluate the disclosure as they read the filing. In addition, please disclose that you expect to "accelerate [your] losses in the future as [you] increase [your] expenses by developing and rolling out new management concepts to generate sales" here. Also disclose the fact that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern.

6. Please revise to disclose the amount of cash you currently have in your treasury, your monthly "burn rate," how long your present capital will last at that rate and an estimate of the amount of money needed to accomplish the goals set out in your business section. In addition, we note your disclosure on page five that "it is likely that you will need additional outside funding sources in the future to continue the development and promotion of your business." Please revise to disclose here and state whether you currently have any plans to obtain additional outside funding. To the extent that there is a possibility that you will have equity offerings in the future, please consider adding a risk factor that addresses the risk of dilution to your current shareholders.

7. Please significantly revise this section to provide investors with a detailed discussion of your business plans. Describe each step that you will take and include a timeline to disclose when you will begin and end each step, the approximate amount of time required, and an estimate of the amount of funds necessary for each step. For example, provide additional information regarding (a) the development of your tennis management system, (b) selling and marketing your tennis management system, (c) bidding on management positions for seasonal facilities, including information on the location of such facilities, the number of facility management positions you intend to bid on and the services you intend to offer such facilities, (d) upsizing your retail operation into a regional presence, including a discussion of the products you currently offer, how you currently market and sell such products, and the revenues and gross profits you receive from your retail operation, (e) your plans to form a joint venture with an Internet tennis supplier, (f) the hiring and training of staff and (g) the development of your training academy in Nevada.

8. Please provide the basis for your statement in the third sentence on page two that "[m]any facilities, both public and private are underutilized, poorly managed, and not marketed to the tennis community." Alternatively, please revise to state as a belief.

9. Please revise your reference to "excellent growth" in the last sentence in the first paragraph on page two by stating this in quantitative terms. In addition, please revise the reference to "recent years" to state the actual period.

10. Please revise to clarify what you mean by "resurrected" and "new growth" in the second sentence in the third paragraph on page two and revise to state a basis for each of these statements. In addition, please balance your disclosure that your company "has been resurrected with Mr. Deller's leadership and his emphasis on new growth" by disclosing that the company's net loss increased in fiscal year 2010 as compared to fiscal year 2009, that the net loss increased in the current quarter as compared to the same quarter in the prior year and that Mr. Deller has been an officer and director of your company since its inception in 1999.

11. Please revise the third sentence in the third paragraph on page two to state that it is your belief that Mr. Deller is a "respected member of the national tennis community as a player and a program developer" and provide a basis for this statement. In the alternative please remove this statement. In addition, please revise to clarify what you mean by "program developer."

12. Please revise your disclosure in the fourth paragraph to disclose the term of the agreement. In addition, we note your disclosure that "[t]he gross profit has been minimal in both years, but Thermal expects it will improve as it refines the programs offered and increases memberships, lessons, clinics and tournaments." Please revise to quantify the gross profits from the contract in 2009 and 2010, to disclose that there is no guarantee that you will be able to increase the gross profits and to disclose there is no guarantee that the term of this contract will be extended or advise.

13. We note your disclosure in the fifth paragraph on page two that you intend to bid on seasonal facilities each summer and produce over $45,000 of gross revenues on each contract. Please revise to clarify that there is no guarantee that you will be selected to run any seasonal facilities or that you will produce over $45,000 of gross revenues on each contract. In addition, please revise to provide an estimate of the gross profits you expect to earn on such contracts. Furthermore, to the extent that your business is seasonal, please consider adding a risk factor in your Risk Factors section that addresses the risk of such seasonal fluctuations in revenue or tell us why this is not necessary.

14. We note your disclosure in the last sentence on page two that "Mr. Deller is still developing his tennis training management system concept that he will try to sell to clubs located in the eight western states." Please revise to identify "the eight western states" and clarify what you mean by "tennis training management system concept." For example, are you attempting to sell a plan and provide training to clubs on how to manage their tennis facilities or is Mr. Deller creating a proposal to present to clubs of how Thermal Tennis Inc. would manage a tennis facility, including training people how to play tennis, if hired. Finally, we note that you refer to the system as "his" tennis

training management system concept. Please revise to clarify whether this system will be owned by Thermal Tennis Inc. or Mr. Deller.

Principal Products or Services and their Markets, page 3

15. We note your disclosure in the first sentence on page 3 that "Thermal is in negotiations to run additional tennis facilities at several sites in Northern Nevada and Lake Tahoe." Please revise to quantify the number of tennis facilities. In addition, please revise to clarify that there is no guarantee that you will run any of these tennis facilities.

16. Please revise to clarify what you mean by "strong ties" in the second sentence in the first paragraph on page three.

17. We note your disclosure that you have "been employing University tennis team athletes for summer programs and other functions under [your] contract in 2010 and 2009. Please revise to disclose that you are currently not employing any University of Nevada students or advise. Additionally please revise your reference to "its contract" to clarify the contract to which you refer. If you are referring to the contract to manage a tennis club mentioned on the first page please clarify to state this.

18. Please revise to clarify what you mean by "standardized proven system" in the first paragraph on page three. In addition, please remove the word "proven" or provide a clear basis for this statement and state that it is your belief. Please also delete your references to "Nike Tennis Camps," "Peter Burwash International" and "Bulletierri Academy" as it appears you do not have agreements with these companies currently in effect.

19. We note your disclosure on page three that "[w]hile many of Thermal's initial efforts will be focused in Nevada, the goal is to create a model and seek out underserved market places throughout the West to duplicate this concept." Please revise to disclose your definition of "underserved market places" and how you intend to identify such places.

20. Please revise to remove the word "positive" from the third paragraph on page three. In addition, please revise to disclose that there is no guarantee that any of the private facilities, the city, parks recreation officials or high schools will hire you to manage tennis complexes seasonally or year round.

21. Please revise to disclose that your client base currently consists of a single client or advise.

Marketing, page 3

22. Please revise to clarify what you mean by "industry" in the second sentence in the first paragraph of this section and "membership" and "club members" in the last sentence of the first paragraph. State what basis you have to believe that the trends noted in this

paragraph are also true for the tennis industry in your market and geographic area. Alternatively, please revise to state that it is unclear whether these trends have also affected the tennis industry in your market area.

23. Please revise the second paragraph to clarify what your relationship is with the United States Tennis Association and the role that it plays in your business. In addition, please revise to clarify what you mean by "developmental program" in the third sentence in the second paragraph of this section. Finally, please disclose where "[f]un and exercise were listed as the top reasons why people play tennis."

24. Please revise the statements made in the third and fourth paragraphs of this section to state as beliefs and provide a basis for these statements. In the alternative please remove these statements.

25. Please revise to clarify what you mean in the last paragraph of this section that contracts or other transactions with entities of which your officer or shareholders are also directors or officers "will be determined to be fair and reasonable." To the extent that you mean that you will determine whether such contracts or transactions are fair and reasonable, please briefly describe this process.

Risk Factors, page 5

26. Please add separate risk factors for each of the following risks or tell us why they are not necessary: because the sole employee occupies all corporate positions, it may not be possible to have adequate internal controls; because he will determine his salary and perquisites, there may not be funds available for net income; because the tennis facilities market is competitive and consists of many non-public companies, a small tennis facilities management company with the added expenses of being a reporting company has a disadvantage. In addition, please add a risk factor that addresses the material weaknesses you disclose in your Form 10-K for fiscal year ended December 31, 2010 or advise.

We have a history of operating losses and anticipate future operating losses, page 5

27. Please revise to expand this risk factor or add a new risk factor that addresses your independent auditor's substantial doubt about your ability to continue as a going concern.

If we cannot retain or hire qualified personnel, our programs could be delayed, page 6

28. Please revise to provide support for your statement that your president is prominent in the tennis industry and state this as a belief. Alternatively, please remove this statement.

Investors will be unable to sell their securities if no market develops for those securities, page 6

29. Please revise to expand this risk factor to address the effect that the penny stock rules could have on an investor's ability to sell your securities or tell us why this is not necessary.

Security Ownership of Certain Beneficial Owners and Management, page 7

Security Ownership of Certain Beneficial Owners, page 7

Ownership of Principal Shareholders, page 7

30. Please revise to identify the individual or individuals who have voting and investment power with respect to the shares held by Ascendiant Capital.

Executive Compensation, page 8

31. Please revise to reconcile your disclosure in your summary compensation table regarding Mr. Diller's compensation in 2009 and 2010 with your disclosure on the same page that Mr. Diller received $6,293 in 2010 and $2,804 in 2009 for teaching tennis.

Certain Relationships and Related Transactions, and Director Independence, page 9

32. We note the related party transactions described on page 17, including the $9,000 loan described in Note H, the notes payable to related-parties on page 33, and the related party transactions described in Note 6 on page 34. Please revise or advise. In addition, please file all such outstanding notes and loan agreements.

Description of Registrant's Securities to be Registered, page 10

33. Please revise to remove the last sentence in the first paragraph on page 10 as these are legal conclusions that the company is not qualified to make. Alternatively, please attribute this statement to counsel and file counsel's consent to be named in this section.

Exhibit 10.1

34. Please revise to file an executed agreement. We note that the agreement filed has not been signed by CCMP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown
John Dana Brown
Attorney-Advisor

cc: Via E-mail
        Gary R. Henry, Esq.